FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 3, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 3, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 03, 2018	690,300	2555.50	2518.00	2541.89	LSE
September 03, 2018	114,800	2555.50	2516.50	2541.53	Cboe Europe Equities (BXE)
September 03, 2018	107,726	2555.00	2518.50	2541.59	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0309181756-F85D_2018-09-03_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 4, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 4, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 04, 2018	678,500	2560.00	2536.00	2549.78	LSE
September 04, 2018	111,600	2560.00	2536.00	2549.79	Cboe Europe Equities (BXE)
September 04, 2018	102,900	2559.50	2536.00	2550.08	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0409181714-1F27_2018-09-04_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 5, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 5, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 05, 2018	798,000	2535.50	2486.50	2513.89	LSE
September 05, 2018	137,100	2535.00	2487.50	2513.93	Cboe Europe Equities (BXE)
September 05, 2018	128,900	2535.50	2486.50	2513.94	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0509181708-37FA_2018-09-05_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 6, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 6, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 06, 2018	857,100	2521.00	2459.00	2492.89	LSE
September 06, 2018	144,350	2521.00	2459.50	2492.93	Cboe Europe Equities (BXE)
September 06, 2018	140,100	2521.00	2460.00	2493.08	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0609181744-E39D_2018-09-06_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 7, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 7, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 07, 2018	965,670	2468.50	2411.00	2441.28	LSE
September 07, 2018	169,457	2468.00	2411.50	2441.53	Cboe Europe Equities (BXE)
September 07, 2018	156,394	2468.50	2411.00	2441.37	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0709181711-B3B5_2018-09-07_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 10, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 10, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 10, 2018	972,700	2449.00	2416.50	2433.96	LSE
September 10, 2018	168,900	2449.00	2416.50	2434.15	Cboe Europe Equities (BXE)
September 10, 2018	153,400	2448.50	2417.00	2434.09	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1009181713-F0DB_2018-09-10_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 11, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 11, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 11, 2018	971,400	2460.00	2409.00	2431.59	LSE
September 11, 2018	167,700	2459.50	2412.50	2431.45	Cboe Europe Equities (BXE)
September 11, 2018	151,900	2459.50	2412.00	2431.38	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1109181741-8985_2018-09-11_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 12, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 12, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 12, 2018	861,313	2489.00	2458.50	2478.54	LSE
September 12, 2018	140,800	2489.00	2460.50	2478.57	Cboe Europe Equities (BXE)
September 12, 2018	136,300	2489.00	2460.50	2478.41	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1209181724-F911_2018-09-12_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 13, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 13, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 13, 2018	894,239	2480.50	2448.50	2466.95	LSE
September 13, 2018	155,537	2480.50	2449.00	2466.85	Cboe Europe Equities (BXE)
September 13, 2018	143,104	2480.50	2449.00	2466.84	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1309181717-611D_2018-09-13_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 14, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 14, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 14, 2018	837,918	2483.00	2468.00	2474.43	LSE
September 14, 2018	149,227	2482.50	2468.00	2474.42	Cboe Europe Equities (BXE)
September 14, 2018	137,029	2483.00	2468.00	2474.46	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1409181702-F5E5_2018-09-14_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 17, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 17, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 17, 2018	820,498	2489.00	2460.00	2473.61	LSE
September 17, 2018	160,193	2488.50	2461.50	2474.25	Cboe Europe Equities (BXE)
September 17, 2018	145,290	2488.50	2460.00	2474.33	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1709181709-981C_2018-09-17_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 18, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 18, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 18, 2018	679,485	2516.50	2467.50	2496.52	LSE
September 18, 2018	148,100	2517.00	2467.50	2496.61	Cboe Europe Equities (BXE)
September 18, 2018	139,100	2516.50	2467.50	2496.41	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1809181701-D11A_2018-09-18_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 19, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 19, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 19, 2018	596,751	2522.50	2498.00	2511.92	LSE
September 19, 2018	155,700	2522.50	2498.00	2512.17	Cboe Europe Equities (BXE)
September 19, 2018	153,600	2522.50	2498.00	2512.40	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1909181713-FADE_2018-09-19_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 20, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 20, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 20, 2018	572,332	2526.50	2497.00	2512.72	LSE
September 20, 2018	154,379	2526.00	2497.00	2512.66	Cboe Europe Equities (BXE)
September 20, 2018	147,432	2526.00	2497.00	2512.88	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2009181723-DA66_2018-09-20_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 21, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 21, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 21, 2018	376,500	2584.50	2522.00	2553.87	LSE
September 21, 2018	113,700	2584.50	2523.00	2553.74	Cboe Europe Equities (BXE)
September 21, 2018	95,400	2584.00	2525.00	2553.49	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2109181708-8911_2018-09-21_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 24, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 24, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 24, 2018	313,970	2613.50	2570.00	2594.72	LSE
September 24, 2018	89,300	2613.50	2570.00	2594.81	Cboe Europe Equities (BXE)
September 24, 2018	75,000	2612.50	2570.50	2594.83	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2409181659-B8E9_2018-09-24_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 25, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 25, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 25, 2018	319,685	2660.50	2611.00	2642.83	LSE
September 25, 2018	34,642	2660.50	2616.50	2642.91	Cboe Europe Equities (BXE)
September 25, 2018	112,177	2660.50	2613.50	2643.29	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2509181726-3D5F_2018-09-25_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 26, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 26, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 26, 2018	323,451	2657.50	2619.50	2637.82	LSE
September 26, 2018	36,741	2657.00	2621.50	2637.79	Cboe Europe Equities (BXE)
September 26, 2018	108,674	2657.00	2619.50	2637.75	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2609181722-E129_2018-09-26_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 27, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 27, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 27, 2018	321,746	2654.00	2625.50	2640.01	LSE
September 27, 2018	33,705	2653.00	2626.50	2640.21	Cboe Europe Equities (BXE)
September 27, 2018	113,022	2653.00	2626.50	2639.79	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2709181727-3FB6_2018-09-27_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

September 28, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on September 28, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
September 28, 2018	314,553	2642.50	2585.50	2627.44	LSE
September 28, 2018	34,249	2642.50	2586.00	2627.79	Cboe Europe Equities (BXE)
September 28, 2018	123,998	2642.50	2585.50	2626.10	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2809181753-8D02_2018-09-28_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: October 2, 2018